SECU... 03012256 ...JMMISSION
...ington, D.C. 20549

RECEIVED
FEB 2 6 2003
MAIL **WASH. D.C.** **155**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emcor Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

230 Park Avenue, Suite 616

(No. and Street)

New York   NY   10169

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard H. Isele   (212) 983.1910

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP

(Name – *if individual, state last, first, middle name*)

622 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAR 1 2 2003

OATH OR AFFIRMATION

I, __Gerhard H. Isele__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Emcor Securities, Inc.__ , as of _____ December 31, 20 02 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Vice President & Secretary__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EMCOR SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002



Marks Paneth & Shron LLP

Certified Public Accountants
and Consultants

Independent Auditors' Report

To the Stockholder of
Emcor Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Emcor Securities, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying schedule on pages 12 to 14 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Marks Paneth & Shron LLP

February 4, 2003

622 Third Avenue
New York, NY 10017-6701
Telephone   212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone   516 992 5900
Facsimile   516 992 5800

Website   www.markspaneth.com

Associated worldwide with
Jeffreys Henry International

EMCOR SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$	749,299
Accounts receivable and accrued income of $127,876		535,432
Investment in marketable securities		434,233
Other current assets		8,061
Total Current Assets		1,727,025

Fixed Assets		85,097

OTHER ASSETS
Investment in NASDAQ securities		33,100
Investment in foreign corporation		135,251
Security deposit		113,472
Prepaid expenses		33,828
Total Other Assets		315,651

TOTAL ASSETS	$	2,127,773

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Current Liabilities
Accounts payable and accrued expenses	$	238,559
Total Current Liabilities		238,559

Long term Liabilities
Subordinated debt		1,000,000
Interest payable		60,000
Deferred tax liability		7,500
Total Long-Term Liabilities		1,067,500

Stockholder's Equity:
Common stock, $.50 par value, authorized 50,000 shares issued and outstanding 8,800 shares		4,400
Additional paid-in capital		225,641
Retained earnings		591,673
Total Stockholder's Equity		821,714

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,127,773

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2002

INCOME

Management and advisory fees	$ 1,575,352
Gain on investment	11,173
Interest and dividends	16,475
Total Income	1,603,000

EXPENSES

Professional fees	89,666
Administrative expense	1,386,919
Pension expense	123,803
Depreciation	16,200
Interest	60,000
Total Expenses	1,676,588
Loss before income tax benefit	(73,588)
Income tax benefit	30,000
Net Loss	
	$ (43,588)

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2002

	Shares of Common Stock	Par Value	Paid-In Capital	Retained Earnings	Total
Balance January 1, 2002	7,500	$ 3,750	$ 114,291	$ 635,261	$ 753,302
Net loss	-	-	-	(43,588)	(43,588)
Income Tax Benefit Utilized by Parent Company	-	-	(37,500)	-	(37,500)
Issuance of additional shares	1,300	650	148,850	-	149,500
Balance – December 31, 2002	8,800	$ 4,400	$ 225,641	$ 591,673	$ 821,714

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2002

OPERATING ACTIVITIES	
Net loss	$ (43,588)
Adjustments to reconcile net loss to net cash used by operating activitities:	
Depreciation	16,200
Gain on investment	(11,173)
Income tax benefit	(30,000)
Increase (decrease) in cash flows due to changes in operating assets and liabilities:	
Accounts receivable	(305,564)
Other current assets	(63,261)
Other assets	(27,051)
Due to Emcor Eurocurrency Management Corporation	(72,000)
Accounts payable and other accrued liabilities	154,114
Interest payable	60,000
State and city income taxes payable	(5,771)
Net Cash Used by Operating Activities	(328,094)
INVESTING ACTIVITIES	
Fixed asset additions	(1,498)
Investment additions	(470,036)
Net Cash Provided by Investing Activities	(471,534)
FINANCING ACTIVITIES	
Subordinated debt	1,000,000
Issuance of additional shares	149,500
Net Cash Provided by Financing Activities	1,149,500
Increase in cash and cash equivalents	349,872
Cash and cash equivalents at beginning of year	399,427
Cash and cash equivalents at end of year	$ 749,299
Supplemental disclosures of cash flow information	
Income taxes paid	$ -
Interest paid	$ -
Supplemental disclosure of non-cash information	
Deferred tax liability	$ 7,500

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 1   ORGANIZATION

Emcor Securities, Inc. (the Company) was a wholly-owned subsidiary of Emcor Eurocurrency Management Corporation (Parent). During 2002 the Parent liquidated and distributed its shares of stock in Emcor Securities Inc. to is stockholders. Emcor Securities Inc. is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager due diligence and asset allocation strategies.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract.

Significant Customers

Substantially all of the Company's management and advisory fees are earned from four companies engaged in investing and financing activities.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company and its parent corporation file a consolidated federal income tax return. The Company uses the liability method to account for income taxes, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to be applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times these balances exceed federally insurable limits.

Investments

The Company's investments include stock and warrants in NASDAQ Stock Market Inc. These securities are carried at cost of December 31, 2002. In addition, the Company has an investment in a foreign corporation which has been reflected at cost.

The remaining investments have been classified by management as trading securities and are stated at market value. Trading securities are securities purchased and held principally for the purpose of selling them in the near term. Unrealized gains and losses are included in earnings and are computed using the specific identification method.

Depreciation

Fixed assets are being depreciated on a straight-line basis over their estimate useful lives. Leasehold improvements are being depreciated over the life of the lease.

NOTE 3:   DERIVATIVES

Included in investments, the Company has warrants to purchase 6000 shares of the NASDAQ Stock Market Inc. for a purchase price ranging from $13 to $16 per share. These warrants expire June, 2006.

NOTE 4   INCOME TAXES

The benefit for income taxes consists of the following:

Federal	$ (18,200)
State and City	(11,800)
Total benefit	$ (30,000)

The Company has a deferred tax liability of $7,500 relating to its pension plan.

NOTE 6   SUBORDINATED DEBT

The Parent loaned the Company $1,000,000 which bears interest at 9% per annum and matures April 30, 2007. The payment of principal and interest is subordinate to all claims of all other present and future creditors of the company.

Upon liquidation the Parent assigned its interest in the loan to the Parent's stockholders.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 7   FIXED ASSETS

Fixed assets consist of the following as of December 31, 2001:

Furniture and Fixtures	$ 54,890
Computer Equipment	40,120
Leasehold Improvements	18,487
	113,497
Less: accumulated depreciation	(28,400)
	$ 85,097

NOTE 8   NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. This rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments. At December 31, 2002, the Company had net capital of $598,190, which was $568,190 in excess of its required net capital of $30,000. The Company's aggregate indebtedness to net capital ratio was .41 to 1.

NOTE 9   COMMITMENTS

On December 27, 2000, the Company entered into a seven-year lease agreement for approximately 2,400 square feet in a Manhattan office building. Rent under the terms of the lease is $168,980 per annum plus their proportionate share of real estate taxes and operating expenses as defined in the lease. In addition, the lease requires a security deposit of $112,653, which was paid in January 2001.

The minimum future rent payments under the terms of this lease for the next five years are as follows:

2003	$ 168,980
2004	$ 178,636
2005	$ 178,636
2006	$ 178,636
2007	$ 178,636

NOTE 10   DEFINED BENEFIT PLAN

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service (up to a minimum of ten years) and an employee's compensation during the three (3) highest consecutive years. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 10   DEFINED BENEFIT PLAN (continued)

The following tables provide further information about the plan as of December 31, 2002:

	2002
Fair value of plan assets	$ 217,809
Benefit obligation	(308,231)
Funded status: under funded	$ (90,422)
Prepaid (accrued) benefit cost recognized in the balance sheet	$ (38,093)
Weighted-average assumptions:	
Discount rate	6.0%
Expected return on plan assets	7.0%
Rate of compensation increase	5.0%
Benefit cost	$ 123,803
Employer contributions	154,290
Benefits paid	-

NOTE 11   RELATED PARTY TRANSACTIONS

The Company charged the Parent $152,725 for services performed by the directors and expenses incurred in connection with a lawsuit of the Parent.

EMCOR SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Total Stockholders' Equity and Allowable Subordinated Liabilities Qualified for Net Capital	$1,881,714
Deductions and/or charges:	
Non-allowable assets:	
Receivables from non-customers	535,432
Other current assets	1,261
Investments in foreign and non-traded securities	381,483
Fixed assets	85,097
Security deposits	113,472
Prepaid expense	33,828
Haircuts on securities and money market accounts	132,951
	1,283,524
Net Capital	$ 598,190
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	238,559
Deferred tax expense	7,500
Total Aggregate Indebtedness	$ 246,059
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 30,000
Excess net capital	$ 568,190
Ratio: Aggregate indebtedness to net capital	.41 to 1.
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002).	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 581,699
Audit adjustments to record federal, state and city tax benefits	30,000
Adjustments to income	(14,258)
Adjustment to pension expense	16,197
Adjustment to subordinate debt	60,000
Adjustments to stockholders equity	112,000
Increase in non-allowable assets	(187,448)
Net capital per above	$ 598,190

EMCOR SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company has claimed exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k) (2)ii.

EMCOR SECURITIES, INC.

**Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission**

December 31, 2002

The Company has claimed exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)ii.



MarksPaneth & Shron LLP

Certified Public Accountants
and Consultants

Page 15

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Emcor Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Emcor Securities, Inc. for the year ended December 31, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile   516 992 5800

Website www.markspaneth.com

Associated worldwide with
Jeffreys Henry International

Our consideration of internal control would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Marks Paneth & Shron LLP

February 5, 2003